GLENCORE

Board of Directors
PolyMet Mining Corp.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101, USA

Attn: Alan R. Hodnik, Lead Independent Director

SUBJECT TO CONTRACT

30 June 2023

Dear Mr. Hodnik,

Further to our recent conversations I am pleased to confirm that Glencore AG ("**Glencore**") is prepared to enter into discussions with you with respect to a transaction under which Glencore would purchase all of the PolyMet Mining Corporation ("**PolyMet**") shares not already owned by Glencore at a price of US$2.11 per PolyMet share, payable in cash. We anticipate that the transaction will be effected by way of a statutory plan of arrangement carried out under the laws of British Columbia and we look forward to engaging with you to see if we can come to a mutual agreement on terms.

For the avoidance of doubt, our proposal is entirely non-binding, is subject to contract and shall not give rise to any legal obligations between us unless and until any definitive binding documents between us are agreed.

Yours faithfully,

Mohit Rungta
Authorized on behalf of
Glencore AG